UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 11, 2015

PROQR THERAPEUTICS N.V.

Darwinweg 24

2333 CR Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Results

On June 10, 2015, ProQR Therapeutics N.V. (“ProQR” or the “Company”) held its annual general meeting of shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 4: Adoption of the annual accounts for the financial year 2014.

ProQR shareholders approved the adoption of the annual accounts for the financial year 2014.

Agenda Item 5: Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2014.

ProQR shareholders approved the release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2014.

Agenda Item 6: Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2014.

ProQR shareholders approved the release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2014.

Agenda Item 7i: Amendment of compensation principles for the Supervisory Board.

ProQR shareholders approved the amendment of compensation principles for the Supervisory Board.

Agenda Item 7ii: Increase in the number of members of the Supervisory Board.

ProQR shareholders approved the increase in the number of members of the Supervisory Board.

Agenda Item 7iii: Appointment of Paul Baart as new member of the Supervisory Board.

ProQR shareholders approved the appointment of Paul Baart as a new member of the Supervisory Board.

Agenda Item 7iv: Determine compensation of Paul Baart.

ProQR shareholders approved the compensation of Paul Baart.

Agenda Item 8: Restructuring

ProQR shareholders approved the Restructuring.

Agenda Item 9: Appointment of Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2016.

ProQR shareholders approved the appointment of Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2016.

Agenda Item 10: Authorization of the Management Board to acquire ordinary shares in the capital of the Company.

ProQR approved the authorization of the Management Board to acquire ordinary shares in the capital of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: June 10, 2015	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer